Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM DECLARES $1.00/SHARE DIVIDEND IN
RESPECT OF ITS 2016 RESULTS

KFAR SAVA, Israel—March 15, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that its Board of Directors has declared a cash dividend in the amount of US $1.00 per share in respect of its 2016 results, representing an aggregate distribution of approximately US $7.4 million. The dividend is in accordance with the policy announced in January 2013, and will be paid on April 5, 2017 to all shareholders of record at the close of the NASDAQ Global Select Market on March 27, 2017.

“We are pleased to distribute our annual dividend in line with the policy we launched four years ago, a reflection of our continued success and our dedication to the creation of shareholder value,” stated Shaike Orbach, Silicom’s President and CEO. “Through determined execution of a proven strategy, we achieved a record $100 million revenues in 2016.  We believe that the momentum of our target markets, coupled with our reputation for performance-boosting innovations and uncompromising customer support, will generate continued strong growth for Silicom in the future.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com